Exhibit 99.78

DeFi Technologies Announces Change of Auditor

TORONTO, Jan. 08, 2024 -- DeFi Technologies Inc. (the “Company” or “DEFI”) (NEO: DEFI) (GR: R9B) (OTC: DEFTF), a technology company and the first and only publicly traded company that bridges the gap between traditional capital markets, Web3 and decentralized finance, announced that it has changed its auditors from BF Borgers CPA PC (“Former Auditor”) to HDCPA Professional Corporation (“Successor Auditor”) effective December 20, 2023. The Former Auditor resigned as the auditor of the Company on its own initiative effective December 20, 2023 and the board of directors of the Company appointed the Successor Auditor as the Company’s auditor effective December 20, 2023, until the next Annual General Meeting of the Company.

The Company confirms that, at this time, there have been no reservations or modified opinions in the Former Auditor’s reports for the most recently completed financial year or for any period subsequent to the most recently completed period for which an audit report was issued. The Company’s board of directors and audit committee each approved the resignation of the Former Auditor and the appointment of the Successor Auditor in place of the Former Auditor.

On December 7, 2023, the Canadian Public Accountability Board (“CPAB”) issued an enforcement report (the “Enforcement Report”) against the Former Auditor resulting from an engagement findings report dated October 12, 2023 (the “CPAB Report”) with respect to the audit of the Company’s financial statements for the fiscal year ended December 31, 2022 (“2022 Statements”).

The Enforcement Report identified multiple significant inspection findings, each of which constitute a separate Violation Event (as defined in the Rules of CPAB) with respect to the Former Auditor. A summary of the findings in the CPAB Report that impact the 2022 Statements and how such findings may affect the assurances placed on the 2022 Statements is set forth the change of auditor notice that was filed today and is available on SEDAR+.

In addition, among the various enforcement actions, the Former Auditor is prohibited from assigning a certain unnamed partner to audits of financial statements of reporting issuers in any Canadian jurisdiction in which the unnamed partner is not properly licensed to provide public accounting services by the relevant provincial Chartered Professional Accountant regulatory body, which was a factor in the Former Auditor’s resignation. A copy of the Enforcement Report is available here.

As a result of the CPAB Report, a remediation plan for is required for the audit of the 2022 Statements. The Corporation has received information requests from the Former Auditor on its remediation plan, including third party confirmations from all of the Company’s digital asset custodians to confirm existence of the digital assets and fair market value, confirmations for all the private investments confirming the existence of the Company’s holdings and their latest financing details, management forecast files and schedules including all assumptions used in the goodwill impairment analysis, confirmation of exchange traded products, working papers on the calculation of staking and lending revenue, management fees and node revenue. To date, the Company has provided all requested information available to it and will continue to provide information as required.

The fact of the CPAB Report, the Enforcement Report and remediation plan is an “unresolved issue” constituting a “reportable event” pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as it could have a material impact on the auditor report provided on the 2022 Statements. The Audit Committee has discussed the CPAB Report and remediation plan with the Former Auditor and authorizes the Former Auditor to respond fully to inquiries by the Successor Auditor concerning the CPAB Report, Enforcement Report and remediation plan. The Successor Auditor has provided a “consultation” NI 51-102, which is a “reportable event” (as such term is defined in NI 51-102), with respect to the CPAB Report, remediation plan requested by CPAB and the impact on the scope of the audit for fiscal 2023. Pursuant to such consultation, the Successor Auditor has advised that it may perform additional procedures on year-end 2022 balances and transactions and/or modify its independent auditor’s report to the extent that any remediation plan requested by CPAB is not completed in a timely manner.

The Company has consulted with the Former Auditor on this issue and the Former Auditor continues to carry out remediation plan requested by CPAB. The Company will continue to update the market with respect to material developments in the remediation plan of the audit of the 2022 Statements.

In accordance with NI 51-102, the change of auditor notice, together with the required letters from the Former Auditor and the Successor Auditor, have been reviewed by the audit committee and the board of directors and have been filed on SEDAR+.

About DeFi Technologies

DeFi Technologies Inc. (NEO: DEFI) (GR: RB9) (OTC: DEFTF) is a crypto native technology company that pioneers the convergence of traditional capital markets with the world of decentralised finance (DeFi).

With a dedicated focus on industry-leading Web3 technologies, DeFi Technologies aims to provide widespread investor access to the future of finance. Backed by an esteemed team of professionals with extensive experience in financial markets and digital assets, we are committed to revolutionising the way individuals and institutions interact with the evolving financial ecosystem.

Join DeFi Technologies’ digital community on Linkedin and Twitter, and for more details, visit https://defi.tech/

Cautionary note regarding forward-looking information:

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking information includes, but is not limited to the appointment of auditors of the Company; remediation plan undertaken by the Former Auditor with respect to the CPAB Report; the Successor Auditor’s audit of fiscal 2023 financial statements; development of ETPs; the regulatory environment with respect to the growth and adoption of decentralized finance; the pursuit by DeFi Technologies and its subsidiaries of business opportunities; and the merits or potential returns of any such opportunities. Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, as the case may be, to be materially different from those expressed or implied by such forward-looking information. Such risks, uncertainties and other factors include, but is not limited the acceptance of Valour exchange traded products by exchanges; growth and development of DeFi and cryptocurrency sector; rules and regulations with respect to DeFi and cryptocurrency; general business, economic, competitive, political and social uncertainties. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

THE CBOE CANADA EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE

For further information, please contact:

Investor Relations

ir@defi.tech